

13031018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC Mail Processing Section
RECEIVED
MAR 01 2013
Washington DC

SEC FILE NUMBER
8-67046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MOG Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, 3rd Floor
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Kobylarz **(212)659-3973**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Dr Ste 800	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Thomas Kobylarz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MOG Capital, LLC**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents


McGladrey

Independent Auditor's Report

To the Managing Member
MOG Capital, LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of MOG Capital, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MOG Capital, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 28, 2013

MOG Capital, LLC

Statement of Financial Condition
December 31, 2012

Assets		
Receivable from brokers	$	1,297,671
Other assets		60,000
Total assets	$	1,357,671
Liabilities and Member's Equity		
Liabilities		
Payable to brokers		
Total liabilities	$	600,945
Member's equity		
Investing member		756,726
Total liabilities and member's equity	$	1,357,671

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations: MOG Capital, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission that buys, sells and deals as principal in securities and derivative financial instruments for its own account.

AlphaBet Management, LLC, the Company's managing member (Managing Member), has the exclusive rights to manage the Company. The Managing Member is an investment adviser registered with the SEC and also the investment manager of AlphaBet Partners, L.P., the Company's investing member (Investing Member), which is an investment partnership. The Investing Member has no voting rights or rights to manage the Company. During December 2012, the Managing Member formed a new entity, AlphaBet Offshore Master, LP, which will hold all the investments that were held by the Investing Member. On January 9, 2013, the Managing Member changed its name to Saiers Capital, LLC.

The Company ceased trading on December 18, 2012 and substantially all of its capital was distributed to its investing member. All of the Company's transactions were cleared through other broker-dealers.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP) established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities and derivative financial instruments: Securities and derivative financial instruments transactions were recorded on a trade-date basis. Positions were carried at fair value with unrealized gains and losses recorded as part of revenue. Related commissions and other trading fees were recorded on trade date and reflected separately in the statement of income. Interest income and expense was recognized under the accrual basis. Dividend income and expense was recognized on the ex-dividend date.

Proprietary securities transactions in regular-way trades were recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company were recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that had not reached their contractual settlement date were recorded net in the statement of financial condition if maintained at the same broker. When the requirements were met, the Company offset certain fair value amounts recognized for cash collateral receivables or payables against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Income taxes: The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statements.

The Company follows guidance on how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no material uncertain income tax positions. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2009.

Furniture, equipment and leasehold improvements: Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life or the lease term.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities were considered financial instruments and were either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximated their fair values.

Foreign currency: Investments denominated in foreign currencies were translated into U.S. dollar amounts at the date of valuation. Gains or losses resulting from foreign currency transactions are included in gains and losses on the statement of income.

Recently adopted accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04)*. ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and were adopted by the Company. The adoption did not have a material impact on the financial statements.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency were classified within Level 1 of the fair value hierarchy. Exchange-traded derivative contracts were valued using exchange settlement prices and typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they were deemed to be actively traded or not.

Restricted stock, convertible bonds and warrants were valued using a model with significant unobservable inputs such as lack of marketability and liquidity discounts incorporated were classified as Level 3 within the fair value hierarchy.

At December 31, 2012, the Company did not have any financial instruments.

The Company assesses the level of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2 and 3 during the year ended December 31, 2012.

Note 2. Fair Value of Financial Instruments (Continued)

Financial instruments classified as Level 3 in the fair value hierarchy represented the Company's investments in financial instruments in which the Company has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments:

	Restricted Stock	Convertible Bond	Warrants
Balance, beginning of year	$ 1,462,447	$ 847,667	$ 875,714
Purchases, issuances, and settlements of investments	(365,977)	(847,667)	(243,746)
Sales of investments	(838,338)	-	-
Realized losses	(258,132)	-	(631,968)
Balance, end of year	$ -	$ -	$ -

Note 3. Derivative Instruments

Disclosure is presented to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows. The Company's derivative activities are trading of equity options, futures, swaps and warrants.

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood under GAAP. At December 31, 2012, the Company did not own any derivative instruments.

A substantial proportion of the Company's trading activities involved derivative instruments.

Note 4. Receivable from and Payable to Brokers

Amounts receivable from and payable to brokers at December 31, 2012, consist of the following:

	Receivable	Payable
Cash/margin	$ 1,297,671	$ 600,945
	$ 1,297,671	$ 600,945

The Company clears certain of its proprietary and customer transactions through other brokers on a fully disclosed basis.

Note 5. Contingent Liabilities

In the ordinary course of business, the Company may be named as a defendant in, or be party to, various pending and threatened legal proceedings. In view of the intrinsic difficultly in ascertaining the outcome of such matters, the Company cannot state what the eventual outcome of any such proceeding will be. Management believes, based upon discussions with legal counsel and current knowledge, that liabilities arising out of any such proceedings (if any) will not have a material adverse effect on the financial statements of the Company.

Note 6. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, entered into transactions involving derivative financial instruments, primarily options on equity securities. Options held provided the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligated the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Note 7. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined, and a ratio of "aggregate indebtedness" to "net capital," both as defined, not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2012, the Company had net capital and net capital requirements of approximately $697,000 and $100,000, respectively, and its net capital ratio was 0.00 to 1. The minimum net capital requirements may effectively restrict the payment of distributions.

Note 8. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued and noted the following:

On January 2, 2013, the Company provided notice to withdraw it's broker-dealer status effective December 31, 2012.

The Managing Member changed its name from AlphaBet Management, LLC to Saiers Capital, LLC.